Exhibit 99.6

CRH MEDICAL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

The following discussion and analysis should be read in conjunction with CRH Medical Corporation’s (the “Company” or “CRH”) audited annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2013.  The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  Accordingly, financial data provided in this MD&A has been prepared in accordance with IFRS.

Unless otherwise specified, all financial data is presented in United States dollars. This management discussion and analysis is as of March 17, 2014.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital.  Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include:

•                  We may not continue to attract gastroenterologists and other licensed providers to purchase and use the CRH O’Regan System.

•                  The policies of health insurance carriers in the United States may affect the amount of revenue the Company receives.

•                  Changes in United States federal or state laws, rules, and regulations.

•                  Our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management.

•                  Our clinical support specialists may not be able to increase adoption of the CRH O’Regan System.

•                  Economic dependence on suppliers and our contract manufacturer.

•                  Changes in the industry and the economy may affect the Company’s business.

•                  Evolving regulation of corporate governance and public disclosure may result in additional corporate expenses.

•                  We may be subject to competition and technological risk which may impact the price and amount of product we can sell.

•                  Adverse events relating to our product could result in loss of product sales, product liability, medical malpractice, insurance and product recalls.

•                  We may need to raise additional capital to fund future operations.

•                  Our business may be impacted by health care reform in the United States.

•                  We may not have the expertise required to expand internationally.

As a single product company, any adverse event directly or indirectly related to the CRH O’Regan System will have a material impact on the Company’s financial performance.

OVERVIEW

CRH Medical Corporation is a North American company focussed on providing physicians with innovative products for the treatment of gastrointestinal diseases. The Company’s distribution strategy focuses on physician education, patient outcomes, and patient awareness. CRH creates meaningful relationships with physicians. The Company’s first, and currently only product, the CRH O’Regan System, is a single use, disposable, hemorrhoid technology that is safe and highly effective in treating hemorrhoid grades I — IV.  CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians.  The Company’s goal is to establish the CRH O’Regan System as the standard for hemorrhoid treatment. In the future the Company expects to identify and incorporate additional products and services into its innovative distribution model.

In prior years the Company operated Centers for Colorectal Health (“Centers”). On December 31, 2010 the Company closed its remaining eight Centers for Colorectal Health. The restructuring of the Company to focus solely on its growing and profitable direct to physician program has facilitated attaining profitability for the years ended December 31, 2011, 2012 and 2013.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians and from its Centers, equity financings and a prior line of credit.  The Company’s ability to maintain the carrying value of its assets is dependent on successfully marketing its products directly to physicians and maintaining future profitable operations, the outcome of which cannot be predicted at this time.  It may be necessary for the Company to raise additional funds for the continuing development of its business plan.

SELECTED ANNUAL INFORMATION

	2013	2012	2011
Revenue	$7,682,628	$6,848,643	$5,533,433
Total expenses and other items	5,882,833	5,516,812	4,377,913
Net income from continuing operations	1,799,795	1,331,831	1,155,520
Income from discontinued operations	—	—	42,625
Net income and comprehensive income before tax	1,799,795	1,331,831	1,198,145
Income tax recovery	692,851	—	—
Net income and comprehensive income	2,492,646	1,331,831	1,198,145
Earnings per share
Continuing operations basic	0.051	0.027	0.024
Continuing operations diluted	0.051	0.027	0.023
Discontinued operations basic and diluted	—	—	0.001
Total assets	8,633,372	5,888,349	4,095,779
Total liabilities	353,253	335,521	282,022

RESULTS OF OPERATIONS

Revenue

Revenues for the year ended December 31, 2013 were $7,682,628 compared to $6,848,643 for the year ended December 31, 2012. The increase in revenue is the result of the Company’s sales of its CRH O’Regan System direct to physicians. In January of 2009, the Company initiated its direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. The increase in product sales is the result of the continuing successful execution of this program. As of December 31, 2013 the Company has trained 1,650 physicians to use the O’Regan System, representing 580 clinical practices. This compares to 1,332 physicians trained, representing 451 clinical practices, as of December 31, 2012.  In the future, the Company expects revenue from product sales to continue to increase as we expand our physician network and increase physician use of our technology.

Expenses

Product sales expenses for the year ended December 31, 2013 were $4,166,332 compared to $3,770,142 for the year ended December 31, 2012. The increase in product sales expenses is a result of the increase in product sales, physician marketing expenses to increase demand for trainings, practice support initiatives to increase physician use of our technology, and expenses related to the Company’s Clinical Sales Program. Product sales expense also increased as a result of the 2010 United States federal health care law’s tax on medical devices that went into effect January 1, 2013. The law requires medical device manufactures to pay an excise tax equal to 2.3% of product sales, less prescribed adjustments. Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. Product sales expenses also include non-cash stock based compensation and depreciation totaling $153,973 for the year ended December 31, 2013 compared to $227,767 for the year ended December 31, 2012. In the future, the Company expects to continue to invest in activities to increase demand for trainings and use of the CRH O’Regan System.

Corporate expenses for the year ended December 31, 2013 were $1,716,501 compared to $1,746,670 for the year ended December 31, 2012.  Corporate and other expenses include non-cash stock based compensation and depreciation totaling $162,793 for the year ended December 31, 2013 compared to $302,726 for the year ended December 31, 2012. In the future, the Company expects corporate expenses of its current business to remain relatively constant.

Income tax recovery

For the year ending December 31, 2013 the Company recorded $692,851 as an income tax recovery. During the year management has assessed that the Canadian entity will have future profitability and therefore has recognized thetax losses.

Net income

For the year ended December 31, 2013, the Company recorded net income of $2,492,646 ($0.051 basic and diluted income per share) compared to a net income of $1,331,831 ($0.027 basic and diluted income per share) for the year ended December 31, 2012. The increase was most significantly impacted as the result of recording the income tax recovery described above.

SUMMARY OF QUARTERLY RESULTS

The quarterly information provided below is prepared in accordance with IFRS and has not been reviewed by the Company’s auditors.

			Net Income for	Income	Net Income	Earnings per share
Quarter ending	Revenue	Total expenses and other items	the period before taxes	tax recovery	for the period	Net income basic	Net income diluted
03/31/12	1,691,507	1,321,022	370,485	—	370,485	0.008	0.008
06/30/12	1,687,706	1,360,258	327,448	—	327,448	0.007	0.007
09/30/12	1,726,392	1,388,858	337,534	—	337,534	0.007	0.007
12/31/12	1,743,038	1,446,674	296,364	—	296,364	0.006	0.006
03/31/13	1,835,782	1,562,258	273,524	—	273,524	0.006	0.006
06/30/13	1,949,555	1,447,709	501,846	—	501,846	0.010	0.010
09/30/13	1,850,761	1,397,192	453,569	—	453,569	0.010	0.010
12/31/13	2,046,530	1,475,674	570,856	692,851	1,263,707	0.025	0.025

The Company expects income to continue to increase as product sales increase.

FOURTH QUARTER

Total revenue for the quarter ended December 31, 2013 increased 17% to $2,046,530 from $1,743,038 for the same period in 2012.  The increase was due to the success of the Company’s direct to physician program that provides physicians with the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience.

Total expenses for the quarter ended December 31, 2013 increased to $1,475,674 from $1,446,674 for the same period in 2012, an increase of 2%.

During the fourth quarter the Company recorded an income tax recovery of $692,851.

Total assets as at December 31, 2013 increased to $8,633,372 from $5,883,349 as at December 31, 2012, an increase of 47%. This increase is primarily the result of cash provided by operations for the year ending December 31, 2013 and the recognition of the deferred tax asset.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2013, the Company had $6,602,798 in cash and cash equivalents compared to $4,511,770 at the end of 2012.  At December 31, 2013, working capital was $7,399,110 compared to working capital of $5,347,230 as at December 31, 2012.

The Company has financed its operations primarily from revenues generated from product sales and though equity financings. As of December 31, 2013, the Company has raised approximately $17 million from the sale and issuance of equity securities. Although the Company recorded net earnings for the year ending December 31, 2013, the Company has incurred historical losses, and as at December 31, 2013 had an accumulated deficit of $14,405,422. The Company expects that going forward cash from operating activities will be positive and will be sufficient to fund the current business.

Operating Activities

Cash provided by operating activities for the year ending December 31, 2013 was $2,155,709 compared to $1,662,159 for the year ending December 31, 2012.

As at December 31, 2013, the Company has no material contractual obligations.

OUTSTANDING SHARE CAPITAL

As at December 31, 2013, there were 48,746,914 common shares issued and outstanding for a total of $17,181,474 in share capital.

As at December 31, 2013, there were 4,595,000 options outstanding at a weighted-average exercise price of $0.75 per share, of which 3,126,564 were exercisable into common shares  at a weighted-average exercise price of $0.85 per share. As at December 31, 2013 there were 144,176 common shares reserved for future grant or issuance under the Company’s stock option plan.

As at March 17, 2014 there were 48,796,914 common shares issued and outstanding for a total of $17,211,087 in share capital. There is 4,470,000 options outstanding at a weighted-average exercise price of $0.74 per share, of which 2,016,894 were exercisable into common shares at a weighted average price of $0.95 per share. As a March 17, 2014 there were 219,176 common shares reserved for future grant or issuance under the Company’s stock option plan.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its wholly owned subsidiary have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

(a)         Related party transactions

The Company paid or accrued fees of $109,570 (2012 - $105,778) to Directors of the Company.  Additionally, the Company made product sales totaling $196,711 (2012 - $176,881) to three companies owned or controlled by three of the Company’s Directors.  The transaction terms with related parties may not be on the same price as those that would result from transactions among non-related parties.

(b)         Compensation of key management personnel

Key management personnel compensation, including directors, is as follows:

	2013	2012

Salaries, directors’ fees and other benefits	$807,833	$759,601
Share-based payments	104,975	216,934
	$912,808	$976,535

i.                  Share-based payments represents the fair value of options expensed during the years ending        December 31, 2013 and 2012.

ii.               There were no post employment, termination or other long term benefits paid during the years        ending December 31, 2013 and 2012.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. Controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and concluded that they provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has designed internal controls over financial reporting (ICFR) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the COSO framework and concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

Regardless of how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that all misstatements due to error or fraud will be detected or prevented from occurring in the financial statements due to the inherent limitations of any internal control system.

During 2013, there were no significant changes in the Company’s internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

In May 2013, COSO released an updated Internal Control — Integrated Framework:  2013.  The Company will transition to the updated Framework during the transition period which extends to December 15, 2014, after which the 1992 Framework will be considered superseded by the 2013 Framework.  Management is currently assessing the impact of this transition and will report any significant changes to the Company’s internal control over financial reporting that may result.

CRITICAL ACCOUNTING ESTIMATES

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of functional currency. Significant areas requiring the use of management estimates relating to the assessment for impairment and useful lives of intangible assets, determining the fair value of options, estimates of accruals, estimation of useful lives of property, plant and equipment and the recoverability of trade receivables and valuation of deferred tax assets.

We consider the estimates and assumptions described in this section to be an important part in understanding the financial statements. These estimates and assumptions are subject to change, as they rely heaving on management’s judgment and are based on factors that are inherently uncertain.

(a)  Impairment of long-lived assets:

The Company’s intangible assets are comprised of purchased technology, patents and licenses. The cost of the Company’s intangible assets is amortized on a straight-line basis over the estimated useful life ranging from 15 to 20 years. Factors considered in estimating the useful life of intangible assets include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, and the effects of competition. Costs incurred to establish and maintain patents for intellectual property developed internally are expensed in the period incurred.

The Company reviews the carrying value of long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with IFRS, these evaluations consist of comparing each asset’s carrying value with the estimated discounted future net cash flows expected to be generated by the asset. Impairment is considered to exist if the total estimated future discounted cash flows are less than the carrying amount of the assets. The resulting impairment loss is measured and recorded based on the difference between future discounted cash flows and book value.

In accordance with IFRS if, subsequent to impairment, an asset’s discounted future net cash flows exceeds its book value, the impairment previously recognized can be reversed. However, the asset’s book value cannot exceed what its amortized book value would have been had the impairment not been recognized.

For the year ending December 31, 2013, the Company has not recorded any impairment losses.

(b)  Stock-based compensation:

The Company uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. Under the fair value based method, share-based awards to employees are measured at the fair value of the equity instrument issued as of the grant date using the Black-Scholes model and estimated forfeitures. The application of this pricing model requires management to estimate several variables, including the period for which the instrument is expected to be outstanding, price volatility of the Company’s stock over the relevant timeframe, the determination of a relevant risk free interest rate, assumption regarding the Company’s future dividend rate policy and estimate of the number of awards that will vest. Changes in one or more assumptions could materially impact the value derived for these equity instruments.

(c)  Income taxes:

Income tax expense is comprised of current and deferred tax.  Current tax and deferred tax are recognized into earnings except to the extent that it relates to a business combination, or items recognized directly in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

FUTURE CHANGES IN ACCOUNTING POLICIES

New standards and interpretations not yet applied:

IFRS 9 - Financial Instruments:

In November 2009, the IASB issued IFRS 9 - Financial Instruments (IFRS 9 (2009)), and in October 2010 the IASB published amendments to IFRS (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 - Financial Instruments: Recognition and Measurement on the measurement and classification of financial assets. The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables. Financial assets will be classified into one of two categories on initial recognition:

•                 Financial assets measured at amortized cost; or

•                 Financial assets measured at fair value

Gains and losses on re-measurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except as described below.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013) and will align hedge accounting more closely with risk management. The new standard removes the 1 January 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized.

The Company intends to adopt IFRS 9 (2009), IFRS 9 (2010) and or IFRS 9 (2013) in accordance with its future mandatory effective date. The Company does not expect IFRS 9 (2009), IFRS 9 (2010) and/or IFRS 9 (2013) to have a material impact on the financial statements. The classification and measurement of the Group’s financial assets is not expected to change under IFRS 9 (2009) because of the nature of the Company’s operations and the types of financial assets that it holds.

IAS 32 - Offsetting Financial Assets and Liabilities:

In December 2011, the IASB issued Offsetting Financial Assets and Liabilities, an amendment to IAS 32 - Financial Instruments: Presentation.  The objective of this amendment to IAS 32 is to clarify when an entity has a right to offset financial assets and liabilities.  The effective date of this standard is January 1, 2014. These amendments are to be applied retrospectively.  The Company expects to apply this standard to its financial statements beginning on January 1, 2014.  The Company is currently evaluating the impact of the amendment to IAS 32 on its financial statements.

IFRIC 21 - Levies:

In May 2013, the IASB issued IFRIC1 21 - Levies.  The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation.  The effective date of this standard is January 1, 2014 and it to be applied retrospectively.  The Company expects to apply this standard to its financial statements beginning on January 1, 2014.  The Company does not expect the amendments to have a material impact on the financial statements.

Annual improvements to IFRS:

In December 2013, the IASB issued narrow-scope amendments to the following standards as part of its annual improvement process. Most amendments will apply prospectively for annual periods beginning on or after July 1, 2014, early adoption is permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2014. The Company does not expect the amendments to have a material impact on the financial statements.

•                  Definition of “vesting condition” in IFRS 2 Share-based payment;

•                  Classification and measurement of contingent consideration; and scope exclusion for the formation of joint arrangements in IFRS 3 Business Combinations;

•                  Disclosures on the aggregation of operating segments in IFRS 8 Operating segments;

•                  Measurement of short-term receivables and payables; and scope of portfolio exception in IFRS 13 Fair Value Measurement;

•                  Restatement of accumulated depreciation (amortization) on revaluation in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets;

•                  Definition of “related party” in IAS 24 Related Party Disclosures; and

For further information about CRH Medical Corporation, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at info@crhmedcorp.com.